June 3, 2020

Ryan Sutcliffe

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Leader Short Term High Yield Bond Fund (File Numbers 811-23419, 333-229484)

Dear Mr. Sutcliffe:

On April 10, 2020, the Trust filed with the U.S. Securities and Exchange Commission (the “Commission”) a post-effective amendment to its registration statement on Form N-1A (the “Registration Statement”). The purpose of the amendment was to change the name, investment objective, and principal investment strategy to the Leader Short Duration Bond Fund (now referred to as the Leader Short Term High Yield Bond Fund or the “Fund”). The Trust received comments from the staff on Tuesday, May 26, 2020, and this letter responds to those comments. For your convenience, I have included the comments in this letter along with the Trust’s response.

Summary Prospectus

1.	Please confirm if the expenses in the fee table reflect the estimated expenses under the new strategy. If not, please update the table with the estimated expenses.

Response: The Fund confirms that the fee table reflects the estimated expenses and no changes are needed.

2.	What percentage of the fund portfolio will change because of the change in the name, investment objective, and principal investment strategy?

Response: Under the current investment strategy, the Fund is permitted to invest up to 40% in high-yield bonds; currently, the fund holds about 40% in these securities. Under the new investment strategy, the Fund expects to invest at least 80% of the portfolio in high-yield bonds; therefore, the Fund expects at least 40% of the portfolio to change as a result of the change in the name, investment objective, and principal investment strategy.

3.	If the Fund has any leverage risk, please disclose it, as appropriate.

Response: The Fund does not expect to use leverage for investment purposes or have leverage exposure through derivative instruments.

4.	The staff notes that it appears that the fund will invest significantly in collateralized loan obligations (“CLOs”). Given the liquidity profile of these investments, please explain how the Fund determines that its investment strategy is appropriate for the open-end structure.

BO JAMES HOWELL ● PARTNER

6224 Turpin Hills Dr. ● Cincinnati, Ohio 45244 ● p: 509.279.8202

Practus, LLP ● Bo.Howell@Practus.com ● Practus.com

Mr. Ryan Sutcliffe

U.S. Securities and Exchange Commission

June 3, 2020

Please provide general market data on the CLOs and information concerning the relevant factors referenced in the release adopting Rule 22e-4 (LRMP) under the 1940 Act.

Response: After further discussion with the investment adviser, CLOs are not expected to be a principal investment. Therefore, the Fund has moved the reference to CLOs from the principal investment strategy to the Statement of Additional Information (“SAI”).

5.	Regarding the Fund’s investments in underlying exchange-traded funds (“ETFs”), the staff had the following comments.

a.	Please disclose the risk that the ETFs market price may deviate from the value of its underlying portfolio holdings, particularly in times of market stress. The result is that investors may pay significantly more or receive significantly less than the underlying value of the ETF shares bought or sold. For clarity, consider disclosing that this can be reflected as a spread between the bid and ask prices of the ETF quoted during the day or a premium or discount in the closing price from the ETF’s net asset value (“NAV”).

b.	Please disclose the risk that an active trading market for shares of the ETF may not develop or be maintained. Please also note that in times of market stress, the market makers or authorized participants may step away from their respective roles in making a market in shares of the ETF and in executing purchase or redemption orders and that this could, in turn, lead to variances between the market price of the ETF shares and the underlying value of those shares.

c.	Please confirm whether the securities underlying the ETF trade outside of a collateralized settlement system. If so, please disclose that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis. Please also disclose that to the extent those authorized participants exit the business or are unable to process creation or redemption orders, and no other authorized participant can step forward to do so, there may be a significantly diminished trading market for the ETF shares. Also, please note that this could, in turn, lead to differences between the market price of the ETF shares and the underlying value of those shares.

d.	Please disclosed that where all or a portion of the ETF’s underlying securities trade in a foreign market can be closed when the exchange in which the ETF shares are listed is open for trading, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF’s domestic trading day. Also, please note that this could, in turn, lead to differences between the market price of the ETF shares and the underlying value of those shares.

e.	Please disclose that in stressed market conditions, the market for an ETF’s shares may become less liquid in response to deteriorating liquidity in the market for the ETF’s underlying portfolio holdings. Also, please note that this adverse effect on liquidity for

Mr. Ryan Sutcliffe

U.S. Securities and Exchange Commission

June 3, 2020

the ETF’s shares, in turn, could lead to differences between the market price of the ETF shares and the underlying value of those shares.

f.	Please disclose that purchases and redemptions of creation units, primarily with cash rather than through in-kind delivery of portfolio securities, may cause the ETF to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that might not have been incurred if the Fund had made redemption in kind. Also, please disclose that these costs could be imposed on the ETF and thus decrease the ETF’s NAV to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

Response: After further discussion with the investment adviser, investments in other investment companies, including ETFs, are not expected to be a principal investment. Therefore, the Fund has moved the reference to ETFs from the principal investment strategy to the SAI.

6.	Please state in this letter how much will the Fund normally invest in affiliated funds?

Response: The Fund does not expect to invest in affiliated funds on a principal basis and has removed the related disclosure from the investment strategy.

7.	The staff notes that it appears that some of the securities held by the Fund may pay interest based on LIBOR, which is expected to be discontinued after 2021. Please either disclose the risks associated with the discontinuation of the London Interbank Offered Rate (“LIBOR”) or explain why the discontinuation of LIBOR is not a principal risk of the Fund.

Response: The Fund added appropriate risk disclosure.

8.	If the Fund plans to invest in auction-rate securities (“ARS”) below the highest ratings, then state as such because it is material information.

Response: The Fund does not expect to invest in ARS below the highest rating disclosed in the registration statement. Additionally, after further discussion with the investment adviser, investments in ARS are not expected to be a principal investment. Therefore, the Fund has moved the reference to ARS from the principal investment strategy to the SAI.

9.	There does not appear to be a discussion of derivatives in the principal investment strategy. The Fund should tailor its disclosure of any derivative investments to its investment process. The Fund should also address any strategies that are expected to be the most important means of achieving its investment objectives, and that will have a significant effect on performance. Disclosure should not be generic risks associated with each derivatives type. Please see the Barry Miller letter to the ICI for more information.

Response: The Fund does not expect to invest in derivatives on a principal basis; therefore, it has removed the risk disclosure.

Mr. Ryan Sutcliffe

U.S. Securities and Exchange Commission

June 3, 2020

10.	Relatedly, there is no discussion of short sales in the principal investment strategy. Please confirm if the Fund expects to invest in short positions on a principal basis. Otherwise, remove the risk disclosure.

Response: The Fund does not expect to invest in short positions on a principal basis; therefore, it has removed the risk disclosure.

11.	Please explain whether the fund intends to change its benchmark because of the name and strategy change.

Response: The Fund does not expect to change its primary benchmark. The benchmark continues to be an appropriate broad-based index even under the new strategy. The benchmark is a mix of government and corporate bonds with one to three-year duration, similar to the Fund’s portfolio composition and duration.

12.	Rule 35d-1 requires less than three years for short term funds. Please conform the average duration target to less than three-years per the Rule 35d-1 release.

Response: Rule 35d-1 defines “short-term” as having a dollar-weighted average maturity of “no more than 3 years.” See Section II.C.2 of the Adopting Release, Rel. No. IC-24828 (citing Investment Company Act Release No. 15612 (March 9, 1987) [52 FR 8268 (March 17, 1987) at 8301] (proposing to codify these positions in a guideline)). The Fund believes its statement of three years or less complies with Rule 35d-1.

13.	Regarding the risk disclosure in Item 9, please ensure that it aligns with the risk disclosure in Item 4.

Response: The Fund has aligned the risk disclosure order.

14.	Since the Leader Total Return Bond Fund may invest in direct loans, please add LIBOR risk to the fund’s disclosure.

Response: The Fund has added the risk disclosure.

* * *

Please contact me at (509) 279-8202 regarding the responses contained in this letter.

Sincerely,

/s/ Bo James Howell

Bo James Howell

Partner

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